UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

CHINA NORTH EAST PETROLEUM HOLDINGS, LIMITED.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

16941G102
(CUSIP Number)

Lotusbox Investments Ltd.
Care of 137 Telok Ayer Street
 #04-04/05
Singapore 068 602
Attn: Diana The, General Counsel

With a copy to:
Barry I. Grossman, Esq.
Ellenoff Grossman & Schole, LLP
150 East 42nd Street, 11th Floor
New York, NY 10017

 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 5, 2009
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 16941G102

1.	Name of Reporting Person: Lotusbox Investments, Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) 

6.	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 5,300,000

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 5,300,000

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,300,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 21.3%

14.	Type of Reporting Person (See Instructions) IV, CO

CUSIP No. 16941G102

1.	Name of Reporting Person: Harmony Capital Managers Limited

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 5,300,000

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 5,300,000

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,300,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 21.3%

14.	Type of Reporting Person (See Instructions) IA, CO

Item 1.       Security and Issuer

This Schedule 13D relates to 1,200,000 shares of common stock, $0.001 par value (the “Common Stock”) and 4,100,000 Common Stock purchase warrants of China North East Petroleum Holdings Limited, a Nevada corporation (the “Issuer”), whose principal executive offices are located at 445 Park Avenue, New York, NY 10022.

Item 2.        Identity and Background

The names of the persons filing this statement (the “Reporting Persons”) are Lotusbox Investments Limited, a British Virgin Islands corporation, (“Lotusbox”) and Harmony Capital Managers Ltd., a Cayman Islands corporation (“Harmony”). The directors of Harmony Capital Managers Limited are Suresh Withana, John Nicholls, and Irving Kuczynski.

Lotusbox is an investment vehicle that directly owns the securities in the Issuer, of which is comprised of 1,200,000 shares of Common Stock and 4,100,000 Common Stock purchase warrants.  Harmony is the investment Manager to the parent company of Lotusbox, Harmony Investment Fund Limited.  The Reporting Persons are engaged in the investment and trading of a variety of securities and financial instruments.

The address of the principal business and principal office of each of the Reporting Persons is:

137 Telok Ayer Street
#04-04/05
Singapore 068602

During the last five years, neither of the Reporting Persons nor the other entities mentioned in this Item 2 have been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.        Source and Amount of Funds or Other Consideration

On February 28, 2009, the Reporting Persons acquired the 4,800,000 Common Stock purchase Warrants as part of a $15,000,000 loan to the Issuer, as further described in the Issuer’s Current Report on Form 8-K dated March 3, 2008.

On August 22, 2008, Lotusbox exercised 1,200,000 Class A Common Stock purchase warrants at an exercise price of $0.01 per share.

In March 5, 2009, as consideration for amending the $15,000,000 debenture, the Issuer issued 500,000 Common Stock purchase warrants to Lotusbox, as further described in the Issuer’s Current Report on Form 8-K dated March 5, 2009.

The funds used in the purchase of the securities came from working capital of Lotusbox.

Item 4.        Purpose of Transaction

The purpose of the acquisition of the Common Stock is for investment, and the acquisitions of the Common Stock and Common Stock purchase warrants were made in the ordinary course of business and were not made for the purpose of acquiring control of the Issuer.

None of the Reporting Persons has any current plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

Item 5.        Interest in Securities of the Issuer

(a)-(b)    The responses to Items 7 - 13 of the cover pages of this Schedule 13D are incorporated herein by reference.

(c)      No transactions were made in the Common Stock by the Reporting Persons during the last 60 days:

(d)      The Reporting Persons have the sole right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock owned by them.

Item 6.        Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None.

Item 7.        Material to Be Filed as Exhibits

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE:	June 12, 2009
LOTUSBOX INVESTMENTS LIMITED

By: /s/ Suresh Withana

Name: Suresh Withana
Title: Executive Director and Chief Investment Officer

HARMONY CAPITAL MANAGERS LTD.
By: /s/ Suresh Withana
By: Suresh Withana
Title: Executive Director and Chief Investment Officer

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations
(See 18 U.S.C. 1001)